Exhibit 4.36

[English Translation of Chinese Original]

China Telecom Corporation Limited

And

China Telecommunications Corporation

CDMA Network Capacity Lease Agreement

This CDMA Network Capacity Lease Agreement (“this Agreement”) is made on July 27, 2008 in Beijing between:

(i) China Telecom Corporation Limited, a joint stock limited liability company incorporated in the PRC on September 10, 2002 and listed on the main board of Hong Kong Stock Exchange, with its main business being the operation of fixed telecommunication network and facilities, and voice, data, video and multimedia telecommunication and information services and other telecommunication business based on fixed telecommunication network within the areas approved by regulatory authorities of the PRC;

(ii) China Telecommunications Corporation, a state-owned enterprise incorporated on May 17, 2000 under the laws of the PRC, the controlling shareholder of China Telecom Corporation Limited, with its main business being making investment and holding controlling interests mainly in companies providing telecommunication services, professional telecommunication supporting services and other services in the PRC.

WHEREAS:

(A) China Telecom Group is a state-owned enterprise incorporated on May 17, 2000 under the laws of the PRC and the controlling shareholder of China Telecom. Its main business is making investment to obtain controlling interests mainly in companies which provide telecommunication services, professional telecommunication supporting services and other services in the PRC. China Telecom Group will obtain approval from the government of the PRC to unify the construction and operation of CDMA Network in the PRC.

(B) China Telecom is a joint stock limited liability company incorporated in China on September 10, 2002 and listed on the main board of Hong Kong Stock Exchange. Its main business is operating fixed telecommunication network and facilities, and voice, data, video and multimedia telecommunication and information services and other telecommunication business based on fixed telecommunication network within the approved areas by regulatory authorities of the PRC.

(C) China Telecom Group is the controlling shareholder of China Telecom and holds 70.89% shares of China Telecom.

(D) China Telecom Group entered into a Framework Agreement for the Transfer of CDMA Assets with Unicom New Horizon and China Unicom Group on June 2, 2008, under which China Telecom Group shall acquire all the assets of Unicom New Horizon and the assets of China Unicom Group that are only related to CDMA business and other intellectual properties relating to CDMA business which will be provided by specific agreements.

(E) China Telecom Group entered into a CDMA Assets Transfer Agreement with Unicom New Horizon and China Unicom Group on July 27, 2008 specifying the acquisition of all the assets of Unicom New Horizon and assets and intellectual properties related to CDMA business of China Unicom Group.

(F) China Telecom entered into a Framework Agreement for the Transfer of CDMA Business with CUCL and China Unicom on June 2, 2008, under which China Telecom shall acquire from CUCL CDMA business and related assets and liabilities.

(G) China Telecom entered into an Agreement for Transfer of CDMA Business with CUCL and China Unicom on July 27, 2008 specifying the acquisition of CDMA business and related assets and liabilities.

(H) In order to expand business and realize full service operation, China Telecom intends to lease from China Telecom Group its CDMA Network Capacity; meanwhile, in order to ensure the normal and complete operation of the CDMA Network, with the consent of China Telecom Group, China Telecom may provide assets related to CDMA Network operated by itself to a third party in accordance with the agreement concluded with such third party for the purpose of operation of CDMA Business. It shall be necessary for the operation of CDMA Business that China Telecom provides assets related to CDMA Network operated by itself to a third party, from which the revenue shall be included in the Lease Fee paid by China Telecom to China Telecom Group.

Through amicable consultation and on the basis of equality and mutual benefit, both parties agree as follows:

1.	DEFINITIONS

1.1 In this Agreement (including the recitals) the following words and expressions have the following respective meanings unless the context otherwise requires:

Additional Term has the meaning given to it in clause 4.2;

Annual Lease Fee has the meaning given to it in clause 6.5(a);

Business Day means any day on which banks in the PRC are open for the transaction of normal banking business;

Total Capacity means capacity on the existing Network, measured in terms of total number of Subscribers;

Capacity means capacity required by the CDMA Business operated by China Telecom in the existing Network, measured in terms of actual Subscribers.

CDMA means Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, and including all re-configuration, upgrade, enhancement or modification to such technology from time to time (including CDMA 2000 1x and CDMA 2000 3x, each of which is designed to increase data transmission speed and improve quality of service operation over existing network infrastructure);

CDMA Business means the CDMA mobile telecommunications business operated by China Telecom in the Listed Service Areas utilizing the Network;

CDMA Business Revenue means the service revenue generated by China Telecom in the course of operating its CDMA Business, i.e. total revenue under the international reporting principles minus products sales revenue and one-off nonrefundable revenue derived from CDMA Business;

Conditions means the conditions precedent set out in clause 3.1;

CUCL means China Unicom Corporation Limited, a foreign-invested enterprise incorporated in the PRC and a wholly-owned subsidiary of China Unicom;

Equipment means all necessary hardware, software and accessories which are used or are about to be used in constructing the Network in accordance with the designs and specifications agreed between China Telecom Group and China Telecom, where applicable;

Force Majeure Event means in relation to China Telecom or China Telecom Group, matters beyond the reasonable contemplation of that party, including, but not limited to, fire, lightning, explosion, war, flood, earthquake, typhoon, and other natural disasters, national emergency, civil disturbance, riot, terrorism, industrial disputes, weather of exceptional severity, binding acts or omissions of any Government Entity;

Government Entity means:

(a) any national government, political subdivision thereof, or local jurisdiction therein;

(b) any instrumentality, board, commission, court, or agency of any thereof, however constituted; and

(c) any association, organization, or institution of which any of the above is a member or to whose jurisdiction any thereof is subject or in whose activities any of the above is a participant;

HKSE means The Stock Exchange of Hong Kong Limited;

Lease Fee means the amounts payable by China Telecom to China Telecom Group pursuant to clause 6.1;

China Telecom Group Lien means any Security Interest from time to time created by or through China Telecom Group in connection with the financing of the Network construction;

Listed Service Areas means Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizhou provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang, Xinjiang Uygur, Inner Mongolia, Ningxia Hui and Tibetan autonomous regions and any other regions agreed by the Parties;

Listing Rules means the Rules Governing the Listing of Securities on HKSE;

Minimum Lease Fee means the minimum amount of Lease Fee specified in clause 6.2;

Network means the CDMA mobile telecommunications network, infrastructure or Equipment constructed or acquired by, or on behalf of, China Telecom Group in the Listed Service Areas, including all CDMA networks, infrastructure and Equipment (whether they are comprised in the same Phase of construction or otherwise) constructed or acquired after the date of this Agreement in the Listed Service Areas;

Network Construction Cost in relation to each Phase of the Network, the total amount of all payments, costs, expenses and amounts paid or incurred by China Telecom Group that are directly attributable to the construction of that Phase, including construction, installation and Equipment procurement costs and expenses, survey and design costs, investment in technology, software and other intangible assets, insurance premiums paid by China Telecom Group during construction period of each Phase, excess which has been paid by China Telecom Group in case of any damage or loss of the Network during the construction period, and capitalized interest on loans in respect of the construction period of that Phase, any taxes levied or paid in respect of the procurement of Equipment and the construction of that Phase of the Network (including import taxes and customs duties) and all costs incurred in relation to any network re-configuration, upgrade, enhancement or modifications to the technology in respect of that Phase, all such payments, costs, expenses and amounts shall be determined in accordance with clause 13.6;

Phase means a fixed amount of constructed Network Capacity agreed upon between China Telecom Group and entities constructing the Network;

PRC means the People’s Republic of China (excluding, for the purposes of this Agreement, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan);

Purchase Option has the meaning given to it in clause 13.1;

Purchase Price has the meaning given to it in clause 13.2;

Quarter means a period of three calendar months with the first quarter commencing from the date of this Agreement to December 31, 2008; from January 1, 2009, every Quarter will be the calendar quarter;

Quarterly Lease Fee has the meaning given to it in clause 6.3;

RMB means Renminbi, the lawful currency of the PRC;

Security Interest means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, right of set-off or any other agreement or arrangement having the effect of conferring security;

Subscriber means a unit of Capacity on the Network;

China Telecom Group means China Telecommunications Corporation, a state-owned enterprise incorporated on May 17, 2000 under the laws of the PRC and the controlling shareholder of China Telecom, with its main business being making investment to obtain controlling interests mainly in companies which provide telecommunication services, professional telecommunication supporting services and other services in the PRC;

China Telecom means China Telecom Corporation Limited, a joint stock limited liability company incorporated in China on September 10, 2002 and listed on the main board of Hong Kong Stock Exchange, with its main business being operating fixed telecommunication network and facilities, and voice, data, video and multimedia telecommunication and information services and other telecommunication business based on fixed telecommunication network within the approved areas by regulatory authorities of the PRC;

China Unicom Group means China United Telecommunications Corporation, a limited liability company incorporated under the laws of the PRC;

China Unicom means China Unicom Limited, a limited liability company incorporated under the laws of Hong Kong with its H shares listed on the HKSE and its American Depositary Shares listed on the NYSE;

Unicom New Horizon means Unicom New Horizon Mobile Telecommunications Company Limited, a limited liability company incorporated under the laws of the PRC;

Closing Commencement Date has the meaning given to it in recitals (E) and (G);

ARPU means average monthly revenue per Subscriber;

NYSE means New York Stock Exchange; and

Hong Kong means Hong Kong Special Administrative Region.

1.2 In this Agreement unless the context requires:

(a) unless otherwise provided, references to a clause or item are to a clause or item in this Agreement;

(b) use of “include” means “include but are not limited to”;

(c) references to a party to this Agreement or any other agreement or document include successors and permitted assignees of such party;

(d) China Telecom Group and China Telecom are, collectively, the Parties, and, individually, the Party; and

(e) any laws or any provisions in the laws mentioned in this Agreement shall include the amendments, restatement or substitutes of such laws or provisions or all ordinances and legal documents issued pursuant to such laws and provisions.

1.3 The headings hereof are inserted for convenience of reading only and shall not affect the construction of this Agreement.

1.4 The recitals in this Agreement form part of this Agreement.

2.	LEASE OF NETWORK CAPACITY

2.1 Subject to satisfaction of the Conditions, China Telecom Group agrees to lease all the Capacity on the Network to China Telecom on the terms set out herein commencing from October 1, 2008 or any other date agreed by the Parties; meanwhile, in order to ensure the normal and complete operation of the CDMA Network, with the consent of China Telecom Group, China Telecom may provide assets related to CDMA Network operated by itself to a third party in accordance with the agreement concluded with that third party for the purpose of operation of CDMA Business. It shall be necessary for the operation of CDMA Business that China Telecom provides assets related to CDMA Network operated by itself to a third party, from which the revenue shall be included in the Lease Fee paid by China Telecom to China Telecom Group.

2.2 China Telecom Group shall provide China Telecom, or cause China Telecom to be provided, with all necessary spectrum for the operation and expansion of CDMA Business.

2.3 China Telecom Group agrees that China Telecom shall have the right to exclusively use and operate the Network under this Agreement to provide and operate CDMA Business, including basic voice services, mobile data services and mobile value added services, within the Listed Service Areas according to applicable laws and regulations of the PRC.

2.4 In consideration of the satisfactory performance by China Telecom Group of its obligations under this Agreement, China Telecom shall pay the Lease Fee in accordance with clause 6.

3.	CONDITIONS

3.1 The Parties agree that the completion of the following matters constitutes the conditions precedent to the lease of the CDMA Network Capacity under this Agreement:

(a) China Telecom Group and China Telecom having obtained all necessary approvals (regulatory or otherwise) to perform their respective obligations under this Agreement;

(b) the passing of resolutions by the shareholders of China Telecom approving this Agreement at an extraordinary general meeting convened for such purpose; and

(c) the Closing Commencement Date provided in the agreements specified in recitals (E) and (G) having expired (such agreements provide that the target assets and target business shall be lawfully owned by China Telecom Group and China Telecom upon the Closing Commencement Date).

3.2 After the signing of this Agreement, the Parties shall make their best efforts to complete the Conditions or cause such completion. Neither Party shall engage in any actions which will hamper or restrict the fulfillment of the Conditions set forth in clause 3.1.

4.	TERM

4.1 The term of this Agreement shall commence from October 1, 2008, or the date when China Telecom Group starts the lease of Network Capacity to China Telecom in accordance with clause 2.1, to December 31, 2010.

4.2 The lease term of the Capacity can be extended (each, an Additional Term) on the same terms (except as to the length of the extension, the Lease Fee and the Minimum Lease Fee of the Additional Term) at the option of China Telecom by giving not less than 180 days’ prior written notice to China Telecom Group on or before December 31, 2010.

5.	CAPACITY

Increase in Capacity

5.1 In the event of any of the following circumstances, China Telecom shall have the right to require China Telecom Group to increase the Capacity constructed on the Network in the Listed Service Areas according to a timetable to be agreed between China Telecom Group and China Telecom:

(a) to improve the quality and quantity of the CDMA services provided by China Telecom to meet the required industry standards;

(b) to allow China Telecom to launch new services of its CDMA Business; or

(c) other circumstances to be agreed upon between China Telecom Group and China Telecom.

Failure in Making Available the Capacity

5.2 If, due to any event or under any circumstance, China Telecom Group fails to make available any Capacity on the Network which may affect the CDMA services provided by China Telecom to the Subscribers, then China Telecom Group shall, as soon as practicable (and in any event within five Business Days of China Telecom Group becoming aware of the event or circumstances in question), notify China Telecom of that fact in writing. Such notification shall set out:

(a) the nature of the event or circumstances and whether they have arisen as a result of any of the causes set out in clause 5.5;

(b) a description of the steps, if any, which China Telecom Group has identified are necessary to rectify the matter or are capable of bringing the Capacity into operational service as soon as practicable; and

(c) the likely effect of the event or circumstances on the CDMA services to be provided by China Telecom, including the number of CDMA Subscribers potentially affected.

5.3 Following receipt by China Telecom of any notification pursuant to clause 5.2, China Telecom and China Telecom Group shall discuss in good faith actions which can be taken to rectify the matter.

5.4 Subject to clause 5.5, if China Telecom Group fails to make available any Capacity on the Network to China Telecom which results in the CDMA Business being affected, then China Telecom Group shall provide China Telecom with a discount to the Lease Fee (a Delay Discount ), calculated as follows:

Delay Discount	=	Number of CDMA Subscribers of China Telecom being Affected by the Delay	×	Period of Delay (number of days)	×	ARPU of CDMA Subscribers
Number of Days in the Relevant Month

In the above formula, the “Number of CDMA Subscribers of China Telecom being Affected by the Delay” shall be determined by China Telecom with the support of reports and substantive evidence, and the “ARPU of CDMA Subscribers” shall be the average monthly ARPU figure of the CDMA Subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by China Telecom.

The Delay Discount shall be set off against the next installment of Lease Fee to be paid by China Telecom to China Telecom Group.

If there is huge loss of CDMA Subscribers of China Telecom resulting from the above delay, the Parties shall determine the proper damages for such loss through amicable consultation.

5.5 If any event or circumstance notified by China Telecom Group to China Telecom under clause 5.2 is, or arises as a result of, one or more of the following:

(a) a Force Majeure Event;

(b) any material breach by China Telecom of any of its material obligations under this Agreement which prevents China Telecom Group from performing the relevant obligation under this Agreement; or

(c) compliance with any applicable law, the mandatory requirements of any Government Entity or any other applicable statutory regulations;

then, save to the extent that the event arose (in the case of an event under clause 5.5 (c) only) as a result of any breach of this Agreement by China Telecom Group, China Telecom Group shall have no liability to the extent the delay arises from such events, whether under clause 5.4 or otherwise, to provide any Delay Discount, or pay any damages or other compensation to China Telecom as a result of the Capacity not being ready for service and China Telecom’s CDMA Business being effected due to such events, and China Telecom Group shall make available the relevant Capacity on the earliest practicable date on which it is able to do so in light of the relevant event.

6.	LEASE FEE

6.1 The Lease Fee of the Network Capacity for the term commencing from October 1, 2008, or the date when China Telecom Group starts the lease of the Network Capacity to China Telecom in accordance with clause 2.1, to December 31, 2010 shall be:

28% of the audited CDMA Business Revenue of China Telecom for each of the years of 2008, 2009 and 2010;

provided that the annual Lease Fee of the Network Capacity shall not be less than the Minimum Lease Fee (if applicable) regardless of the amount of CDMA Business Revenue for that year. The amount of CDMA Business Revenue shall be calculated in accordance with clauses 6.3, 6.4 and 6.5 below.

6.2 There is no Minimum Lease Fee for the years of 2008 and 2009. The Minimum Lease Fee for 2010 shall be 90% of the total amount of the Lease Fee paid by China Telecom to China Telecom Group pursuant to this Agreement for the year of 2009.

6.3 Subject to clauses 6.4 and 6.5, the Lease Fee shall be calculated on the basis of the unaudited CDMA Business Revenue generated by China Telecom during each Quarter and shall be paid (or procured to be paid) quarterly in arrears by China Telecom to China Telecom Group within 30 days following the end of each Quarter (the Quarterly Lease Fee).

6.4 China Telecom shall issue a report to China Telecom Group within 20 days following the end of each Quarter during the term in respect of the unaudited CDMA Business Revenue generated during such Quarter. Such report shall be in proper form and shall contain the amount of the unaudited CDMA Business Revenue generated by China Telecom during such Quarter and the total Lease Fee payable by China Telecom that is calculated on the basis of that amount.

6.5 After China Telecom receives its annual audited financial report, China Telecom Group and China Telecom shall adjust the Lease Fee as follows as soon as practicable:

(a) in the event that the Lease Fee of any year calculated on the basis of the audited CDMA Business Revenue as set out in the audited financial report (the Annual Lease Fee) is greater than the total Quarterly Lease Fees paid by China Telecom for that year, China Telecom shall pay the difference to China Telecom Group as soon as practicable;

(b) in the event that the Annual Lease Fee is less than the total Quarterly Lease Fees paid by China Telecom in that year, China Telecom Group shall refund the difference to China Telecom as soon as practicable, provided that, in the event that the total Lease Fee paid by China Telecom pursuant to the above payment adjustment in respect of the relevant year is less than the Minimum Lease Fee, China Telecom Group does not have to refund the amount in clause 6.5(b) and China Telecom shall pay an additional amount (where applicable) to China Telecom Group as soon as practicable so that the total Lease Fee paid the year is not less than the Minimum Lease Fee.

6.6 The Lease Fee and Minimum Lease Fee in any Additional Term shall be further negotiated in good faith by the parties to this Agreement. The methods of calculation and payment of the Lease Fee shall be determined in accordance with clauses 6.3, 6.4 and 6.5 of this Agreement.

7.	PAYMENT

7.1 Unless otherwise agreed in writing between China Telecom Group and China Telecom, all Lease Fee payments shall be made in RMB.

7.2 All sums payable by a party to another party under this Agreement shall be made in immediately available funds by electronic funds transfer to such account as the other party shall by not less than seven days’ prior written notice notify to the paying party.

7.3 A party who is a payee may charge interest on any outstanding sum payable to it hereunder from the due date to the date on which it actually recovers the outstanding payments in full from the paying party, at the daily compound rate of 0.01%.

8.	PROCUREMENT AND CONSTRUCTION OF THE NETWORK

8.1 China Telecom Group shall procure Equipment for the Network and shall finance the procurement of all Equipment. China Telecom Group shall invite China Telecom to participate in all negotiations with Equipment suppliers, and China Telecom shall be entitled to approve all Equipment procurements and sign all Equipment procurements contracts.

8.2 China Telecom Group shall ensure that the Network is constructed in accordance with the detailed design standards, specifications and timetable agreed in writing between China Telecom Group and China Telecom.

8.3 Subject to clause 8.2, China Telecom Group shall purchase Equipment in a manner that is tax efficient for China Telecom.

8.4 In relation to each Phase of the Network, authorized representatives of China Telecom Group and China Telecom shall attend the initial acceptance and the final acceptance arranged by the Equipment suppliers in accordance with the Equipment supply and installation services contracts, which shall incorporate the acceptance standards agreed by China Telecom Group and China Telecom. Representatives of China Telecom Group and China Telecom shall confirm initial and final acceptance of each Phase by execution and delivery to the Equipment suppliers an initial acceptance document and a final acceptance document, respectively.

8.5 On the day of execution of the initial acceptance document relating to a particular Phase of the Network by the authorized representatives of China Telecom Group and China Telecom, that Phase shall be formally delivered to China Telecom for its operation, management and maintenance.

9.	REVENUE AND COSTS OF MANAGEMENT, OPERATION AND MAINTENANCE

9.1 All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, revenue from sales of UIM cards and handsets and other revenue generated from the operation of or in connection with the Network shall be collected by and belong to China Telecom.

9.2 Subject to clause 9.3, all costs of operating and managing the Network shall be borne by China Telecom. For the avoidance of doubt, all costs for maintenance of the Network shall be shared in accordance with clause 15.2.

9.3 Rental fees for the exchange centers and the base stations together with the relevant expenses (including water and electricity charges, heating charges and the fuel charges for the relevant equipment) shall be shared between China Telecom Group and China Telecom in the following proportion:

(a) China Telecom Group shall bear the following proportion of the costs:

Actual number of China Telecom’s cumulative CDMA Subscribers as at the end of the month prior to the occurrence of the Costs
Total Capacity constructed on the Network	–	(		)
90%

Total Capacity constructed on the Network

(b) China Telecom shall bear the following proportion of the costs:

Actual number of China Telecom’s cumulative CDMA Subscribers as at the end of the month prior to the occurrence of the Costs
( )
90%

Total Capacity constructed on the Network

10.	RISK AND TITLE

10.1 The parties agree that title to all parts of the Network will remain vested in China Telecom Group until the Network is transferred to China Telecom pursuant to clause 13.

10.2 As between China Telecom Group and China Telecom, during the period of construction of each Phase of the Network, China Telecom Group shall bear all risks of loss, theft, damage and destruction of or to the Network.

10.3 Upon delivery of a particular Phase of the Network pursuant to clause 8.5 and until the expiry of the term of this Agreement, China Telecom Group shall bear all risks of physical loss, damage and destruction of or to the Network caused by an Event of Force Majeure and China Telecom shall be responsible for all losses and damage resulting from its operation of the Network.

11.	RESPONSIBILITIES OF THE PARTIES

11.1 China Telecom Group’s Responsibilities

Without limiting China Telecom Group’s other obligations hereunder, China Telecom Group’s responsibilities to China Telecom are to:

(a) obtain and maintain all necessary Government Entity’s and other approvals, authorizations, licenses and other documents necessary or desirable for the construction, operation, maintenance and upgrading of the Network;

(b) establish and maintain the arrangement of roaming and interconnection with other telecommunication operators;

(c) obtain all PRC approvals and permits for the import of all equipment and technology, other supplies and installation services required for the construction, operation of the Network, and to use best endeavors to obtain and maintain favorable customs duties;

(d) obtain all necessary funding for the construction and expansion of the Network in accordance with China Telecom’s requirements;

(e) ensure that each Phase of the Network is constructed in accordance with construction timetable agreed by the China Telecom Group and the China Telecom;

(f) handle all arrangements in relation to the import of the Equipment;

(g) ensure that the Network Capacity is delivered to China Telecom during the lease term;

(h) use best endeavors to ensure that the Network quality standards shall meet the standards agreed by China Telecom Group and China Telecom;

(i) upon request by China Telecom to upgrade the software or hardware of the Network, to use best endeavors to satisfy the request as soon as possible;

(j) make available to China Telecom during the term the benefit of all manufacturer’s warranties in relation to the Equipment and other product support;

(k) unless agreed in writing by China Telecom and China Telecom Group, refrain from leasing or selling any part of the Network to any third party, or permitting any third party to use or operate the Network in any manner to provide telecommunications services;

(l) without the prior written consent of China Telecom, not use or operate the Network in any manner to provide telecommunications services to any third party, or to compete in any other manner with China Telecom; and

(m) in the event of a breakdown of any part of the Network, provide China Telecom with all necessary cooperation, including liaising with Equipment suppliers and coordinating relevant parties.

11.2 China Telecom’s Responsibilities

Without limiting China Telecom’s other obligations hereunder, China Telecom’s responsibilities to China Telecom Group are to:

(a) promptly notify China Telecom Group of any event of loss or any event which is likely to result in an insurance notification claim;

(b) provide China Telecom Group with such information concerning the condition, use and operation of the Network as China Telecom Group may from time to time reasonably request;

(c) permit China Telecom Group’s representatives to inspect the Network during normal working hours, upon reasonable notice;

(d) be responsible for the maintenance and safety of the Network and maintenance of all databases in relation to the Network;

(e) permit China Telecom Group to use such of its premises as are reasonably required by China Telecom Group for the purpose of complying with its obligations under this Agreement;

(f) unless agreed in writing by China Telecom and China Telecom Group, refrain from transfer any right under this Agreement to any third party; and

(g) in accordance with market requirements and subscriber demand, use all reasonable efforts to promote and advertise the CDMA Business in the Listed Service Areas.

12.	REPRESENTATIONS AND WARRANTIES

12.1 China Telecom represents and warrants to China Telecom Group that:

(a) Status: It is a limited liability company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is being conducted;

(b) Power and authority: It has the corporate power to enter into and perform, and has taken all necessary corporate action to authorize the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;

(c) Legal validity: This Agreement has been duly authorized, executed and delivered by China Telecom, and this Agreement constitutes legal, valid and binding obligations of China Telecom, enforceable in accordance with its terms;

(d) Non-conflict: The entry into and performance by China Telecom of, and the transactions contemplated by, this Agreement do not and will not (i) conflict with the constitutional documents of China Telecom; or (ii) conflict with or result in default under any document which is binding upon China Telecom or any of its assets nor result in the creation of any Security Interest over any of its assets;

(e) Authorization: All authorizations, consents, registrations and notifications concerning China Telecom in connection with the entry into, performance, validity and enforceability of, this Agreement and the transactions contemplated by this Agreement, have been obtained or effected (as appropriate) and are in full force and effect;

(f) No immunity: China Telecom is subject to civil commercial law with respect to its obligations under this Agreement; and neither China Telecom nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by China Telecom constitute private and commercial acts; and

(g) Litigation: No litigation, arbitration or administrative proceedings are pending or threatened against China Telecom which, if adversely determined, would have a material adverse effect upon China Telecom’s financial condition or business or its ability to perform its obligations under this Agreement.

12.2 China Telecom Group represents and warrants to China Telecom that:

(a) Status: China Telecom Group is a company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is now being conducted;

(b) Power and authority: China Telecom Group has the corporate power to enter into and perform, and has taken all necessary corporate action to authorize the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;

(c) Legal validity: This Agreement constitutes China Telecom Group’s legal, valid and binding obligation;

(d) Non-conflict: The entry into and performance by China Telecom Group of, and the transactions contemplated by, this Agreement do not and will not conflict with: (i) any laws binding on China Telecom Group; or (ii) the constitutional documents of China Telecom Group; or (iii) any document which is binding upon China Telecom Group or any of its assets;

(e) Authorization: So far as concerns the obligations of China Telecom Group, all authorizations, consents, registrations and notifications required under the laws of the PRC in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Agreement by China Telecom Group have been obtained or effected (as appropriate) and are in full force and effect;

(f) CDMA License: The Ministry of Industry and Information Technology will issue to China Telecom Group Telecommunication License which will permit China Telecom Group to operate 800MHz CDMA second-generation digital cellular mobile telecommunications business. The Telecommunication License is in full force and effect and there are no circumstances which indicate that such license will or is likely to be revoked, in whole or in part. In accordance with applicable PRC laws and regulations, China Telecom Group is permitted to authorize China Telecom to use the Network to operate CDMA Business;

(g) No breach: The use of the Network by China Telecom in accordance with this Agreement will not cause China Telecom to breach any law, regulation, direction, permission, waiver, consent, registration, approval or other authorization; and

(h) No immunity: China Telecom Group is subject to civil commercial law with respect to its obligations under this Agreement; and neither China Telecom Group nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by China Telecom Group constitute private and commercial acts.

13.	PURCHASE OPTION

13.1 China Telecom Group hereby grants China Telecom an option to purchase the Network (the Purchase Option).

13.2 The Purchase Option may be exercised at any time during the Term and within one year thereafter by China Telecom by giving notice in writing to China Telecom Group. The acquisition price of the Network shall be negotiated between China Telecom Group and China Telecom based on the appraised value of the Network determined in accordance with applicable PRC laws and regulations, and taking into account prevailing market conditions, provided that the acquisition price will not be greater than such price as would, after taking into account all Lease Fee paid by China Telecom to China Telecom Group in accordance with this Agreement and deducting all Delay Discounts due to China Telecom under clause 5.4, enable China Telecom Group to recover its investment in the Network, together with an internal rate of return on its investment of 8% (the Purchase Price).

13.3. The purchase of the Network by China Telecom under this clause 13 shall be carried out in accordance with the relevant provisions of the Listing Rules and all applicable PRC laws and regulations.

13.4 As soon as practicable, China Telecom Group and China Telecom shall negotiate in good faith and execute an agreement in relation to the sale and purchase of the Network. The agreement shall reflect the terms referred to in this clause 13, as well as such other terms as China Telecom Group and China Telecom shall agree. In the agreement, China Telecom Group shall provide such representations and warranties as are reasonably requested by China Telecom in relation to the Network and other related matters.

13.5 The Network shall be sold free from any Security Interests and with all rights attached to it at the date of completion of the sale and purchase of the Network.

13.6 China Telecom Group and China Telecom shall procure that, as soon as reasonably practicable following final acceptance of each Phase of the Network, an auditor jointly selected by China Telecom Group and China Telecom is appointed to perform procedures agreed upon between China Telecom Group and China Telecom to verify the final Network Construction Cost in respect of such Phase. China Telecom Group shall provide China Telecom and the auditor so appointed with certified copies or originals of all such supporting invoices and receipts and other documentary evidence and information as China Telecom or such auditor may require in order to verify the Network Construction Cost in respect of any Phase of the Network. The auditor’s fees for carrying out the aforesaid procedures shall be borne by China Telecom Group and China Telecom in equal shares.

14.	INSURANCE

14.1 During the construction period of each Phase of the Network, China Telecom Group shall fully and continuously maintain insurance over the Network. The relevant insurance premiums shall be paid by China Telecom Group and form part of the Network Construction Cost. Such insurance policies shall name China Telecom Group as the beneficiary. Following receipt by China Telecom Group of any proceeds of such insurance, China Telecom Group shall apply all the proceeds to repair the Network.

14.2 After each Phase of the Network has been constructed and delivered to China Telecom pursuant to clause 8.5, insurance of that Phase of the Network shall be effected and maintained fully and continuously valid by or on behalf of China Telecom on such terms and with such qualified insurance company as agreed by China Telecom Group and China Telecom. The relevant insurance premiums, which form part of the cost of operating the Network, shall be paid by China Telecom. China Telecom Group and China Telecom shall be named as joint beneficiaries under all such insurance policies.

14.3 The proceeds of any insurance taken out over the Network shall be applied in repairing or replacing the part of the Network that has been damaged or lost. If the costs of such repair or replacement exceed the amount of relevant proceeds of insurance, the excess shall be paid by China Telecom Group and shall form part of the Network Construction Cost in case the damage or loss occurs during the construction period, and shall be paid by or on behalf of China Telecom and form part of the operating cost of the Network in case the damage or loss occurs during the operating period.

14.4 In the event of loss of, or damage to, the Network, China Telecom Group and China Telecom shall agree upon the detailed steps which can be taken to repair or replace the Network so as to overcome, rectify and minimize such loss or damage.

15.	NETWORK MAINTENANCE

15.1 China Telecom shall:

(a) take all necessary or desirable steps to safeguard all parts of the Network and keep the Network in good repair and condition, subject to fair wear and tear; and

(b) maintain the Network in accordance with the generally accepted best practice of other mobile telecommunications operators in the PRC.

15.2 The costs, fees and expenses incurred by China Telecom in performing its obligations under clause 15.1 shall be shared between China Telecom Group and China Telecom according to the proportions as set out in clause 9.3(a) and (b) above.

15.3 China Telecom Group’s representatives shall have the right to inspect the Network during normal business hours of China Telecom, upon reasonable notice, for the purpose of ascertaining whether China Telecom is in compliance with its obligations under clause 15.1.

16.	PERFORMANCE GUARANTEE AND INDEMNITY

China Telecom Group agrees to indemnify on demand China Telecom for any loss or damage suffered by China Telecom as a result of any defect in, or any loss of or damage to, any of the Equipment caused by any negligence, default, act or omission of China Telecom Group under this Agreement or in connection with the Network. The aggregate liability of China Telecom Group for any claim shall not exceed the aggregate of (i) the total amount of Lease Fee paid by China Telecom to China Telecom Group under this Agreement, and (ii) the total Purchase Price paid by China Telecom for the Network.

17.	CONFIDENTIALITY

17.1 At all times during all lease periods each party shall, and shall procure that their respective directors, officers, employees and agents shall, keep confidential and shall not, without the prior written consent of the other party, disclose to any third party this Agreement or any of the terms of this Agreement or any documents or materials supplied by or on behalf of either party in connection with this Agreement, save that any such party shall be entitled upon giving notice to the other parties to make such disclosure:

(a) in connection with any proceedings arising out of or in connection with this Agreement to the extent that any party may consider necessary to protect its interests; or

(b) if required to do so by an order of a court of competent jurisdiction whether in pursuance of any procedure for discovering documents or otherwise or pursuant to any law or any regulation of any stock exchange or securities regulatory authority; or

(c) to its auditors, legal advisors or other professional advisers; or

(d) by China Telecom Group or China Telecom to any bank or any other financier or prospective financier; or

(e) if required to do so by any applicable law or in order for such party to comply with its obligations under this Agreement.

17.2 Nothing contained in clause 17.1 shall preclude China Telecom from disclosing to any of its affiliated companies any information, document or other materials relating to this Agreement.

18.	FORCE MAJEURE

If China Telecom or China Telecom Group (the Affected Party) is prevented, hindered or delayed from or in performing any of its obligations under this Agreement by a Force Majeure Event:

(a) the Affected Party’s obligations under this Agreement are suspended from the time of notification of the event in accordance with clause 18(b) while the Force Majeure Event continues, but only to the extent that it is so prevented, hindered or delayed;

(b) immediately after the occurrence of the Force Majeure Event, the Affected Party shall promptly notify the other party in writing of the Force Majeure Event, the time and date on which the Force Majeure Event started and the effects of the Force Majeure Event on its ability to perform its obligations under this Agreement;

(c) the Affected Party shall take all reasonable endeavors to mitigate the effects of the Force Majeure Event on the performance of its obligations under this Agreement; and

(d) immediately after the end of the Force Majeure Event, the Affected Party shall notify the other parties in writing that the Force Majeure Event has ended and the duration of the Force Majeure Event, and shall resume performance of its obligations under this Agreement.

19.	TERMINATION AND REDELIVERY

19.1 China Telecom may terminate this Agreement at any time by giving not less than 180 days’ written notice, such termination shall take effect from the expiration of each lease period or any Additional Term.

19.2 Without prejudice to any other rights or remedies they may have (either under this Agreement or at law), China Telecom Group or China Telecom may terminate this Agreement at any time if the other party commits any continuing or material breach of any of the provisions of this Agreement (save for any breach which is caused by the party seeking to rely on it) and, in the case of such a breach which is capable of remedy, fails to remedy the same within 90 days after receipt of a written notice giving full particulars of the breach and requiring it to be remedied.

19.3 For the purpose of clause 19.2, a breach shall be considered capable of remedy if the party in breach can comply with the provision in question in all respects other than as to the time of performance (provided that time of performance is not of the essence).

19.4 The right to terminate this Agreement given by this clause 19 shall not prejudice any other right or remedy of any party in respect of the breach concerned (if any) or any other breach.

19.5 Upon the termination of this Agreement for any reason, subject as otherwise provided in this Agreement and to any rights or obligations which have accrued prior to termination, no party shall have any further obligation to the others under this Agreement.

19.6 Notwithstanding clause 19.1, this Agreement may be terminated at any time upon the written agreement of the parties.

19.7 Subject to clause 13, China Telecom shall return the Network to China Telecom Group within 90 days following the termination of this Agreement in accordance with the following principles:

(a) the Network shall be returned free and clear of any Security Interests (other than China Telecom Group Liens);

(b) all maintenance to the Network shall have been completed; and

(c) all damage to the Network shall have been repaired and certified in accordance with the requirements of the relevant Equipment manufacturer.

20.	NOTICES

20.1 Any notice to be given pursuant to this Agreement shall be in writing and signed by (or on behalf of) the person giving it. It shall be served by sending it by fax, or delivering it by hand, or sending it by prepaid recorded delivery, special delivery or registered post, to the address or fax number set out in clause 20.2 and in each case marked for the attention of the relevant party (or to such other address or fax number as shall have been duly notified in accordance with this clause). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a) in the case of delivery by hand, when delivered;

(b) in the case of delivery by fax, at the time of transmission; and

(c) in the case of prepaid recorded delivery, special delivery or registered post, at 9 a.m. on the second Business Day following the date of posting provided that in each case where delivery by hand or by fax occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day.

References to time in this clause are to local time in the country of the addressee.

20.2 The addresses and fax numbers of the parties for the purpose of clause 20.1 are as follows:

China Telecom Group

Address:	31 Jionrong Street, Xicheng District, Beijing, PRC

Fax:	(+86 10) 5850 1500

For the attention of:	Zhang Jianbin

China Telecom

Address:	31 Jionrong Street, Xicheng District, Beijing, PRC

Fax:	(+86 10) 6601 0728

For the attention of:	Pang Tie

20.3 A party may notify the other party of a change to its name, relevant addressee, address or fax number for the purposes of this clause 20, provided that such notice shall only be effective on:

(a) the date specified in the notice as the date on which the change is to take place; or

(b) if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

21.	ASSIGNMENT AND SUB-CONTRACTING

21.1 The rights or benefits under this Agreement may not be assigned (nor may any cause of action arising in connection with any of them be assigned) by China Telecom Group without the prior written consent of China Telecom.

21.2 China Telecom Group may, with China Telecom’s prior written consent, sub-contract any of its obligations under this Agreement provided that China Telecom Group procures that the sub-contractor performs China Telecom Group’s obligations under this Agreement as if it were a party to this Agreement in place of China Telecom Group. Nothing in this clause 21 will relieve China Telecom Group of any of its liabilities or obligations under this Agreement. China Telecom Group irrevocably agrees that China Telecom may transfer or sub-contract any of its rights and obligations under this Agreement to any of its affiliated company.

22.	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.

23.	FURTHER ASSURANCE

Each party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other party may reasonably require to implement and/or give effect to this Agreement and the transactions contemplated by it.

24.	COSTS

24.1 Subject to clause 24.2, each party shall pay its own costs and expenses (including the legal fees) incurred in connection with the negotiation, preparation and implementation of this Agreement.

24.2 Any stamp duty or other duties payable in connection with this Agreement, and matters contemplated hereunder shall be borne by China Telecom Group and China Telecom in equal shares.

25.	WAIVERS AND AMENDMENTS

25.1 No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. No waiver shall be effective unless expressed in writing signed for or on behalf of the party granting it.

25.2 No amendment of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression “amendment” shall include any amendment, supplement, deletion or replacement however effected.

25.3 Unless expressly agreed, no amendment shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of amendment, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so amended.

26.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties in respect of the subject matter of this Agreement and supersedes all terms, agreements, arrangements memorandums and other documents previously concluded regarding the lease of CDMA Network Capacity.

27.	SETTLEMENT OF DISPUTES

27.1 This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, PRC law.

27.2 All disputes arising from or in connection with this Agreement (including but are not limited to the length, the Lease Fee and the Minimum Lease Fee for any Additional Term) shall be resolved through friendly consultation between the parties. If the parties fail to reach an agreement in respect of the settlement of dispute within thirty (30) days after a party has requested to resolve the same through consultation, the parties agree to settle the relevant dispute pursuant to clause 27.3.

27.3 Any dispute arising from or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission (CIETAC) in Beijing for arbitration which shall be conducted in accordance with CIETAC’s arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties.

27.4 The tribunal shall consist of three arbitrators. The parties consent, to the fullest extent permitted under the CIETAC rules, that any arbitrator to the arbitration (including any arbitrator appointed by CIETAC) may be nominated and appointed from outside CIETAC’s panel of arbitrators subject to the confirmation by the chairman of the CIETAC in accordance with the law. The arbitration shall be conducted in Chinese.

27.5 Unless otherwise required by the tribunal, the arbitration costs shall be borne by the losing party.

27.6 Each party agrees to waive and not to claim any immunity from any proceedings and legal actions and from all forms of execution to which it or its property is now or hereafter becomes entitled under the laws of any jurisdiction.

27.7 During the arbitration, the parties shall continue to perform their respective obligations under this Agreement except for the part in dispute which has been submitted to arbitration.

28.	LANGUAGE

28.1 This Agreement shall be written in Chinese in six copies with each Party holding three copies. Each copy shall have equal legal binding effect.

IN WITNESS whereof the parties hereto have executed this Agreement on the date shown at the beginning of this Agreement.

(Signing Page Followed, No text.)

(SIGNING PAGE, NO TEXT)

SIGNED on behalf of China Telecom Corporation Limited (Seal)

By:	/s/ Wu Andi
Name:	Wu Andi

SIGNED on behalf of China Telecommunications Corporation (Seal)

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu